FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated January 25, 2011 entitled, "CN reports Q4-2010 net income of C$503 million,or C$1.08 per diluted share”

“Comparable adjusted Q4-2009 net income was C$424 million or C$0.90 per diluted share, excluding rail line-sale and deferred income tax recovery”

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2010 net income of C$503 million,
or C$1.08 per diluted share

Comparable adjusted Q4-2009 net income was C$424 million or C$0.90 per diluted share, excluding rail line-sale and deferred income tax recovery (1)

MONTREAL, Jan. 25, 2011 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2010.

Fourth-quarter and full-year 2010 highlights

•	Net income for the final quarter of 2010 was C$503 million, or C$1.08 per diluted share, versus fourth-quarter 2009 net income of C$582 million or C$1.23 per diluted share.
•
Q4-2010 net income increased by 19 per cent over comparable adjusted 2009 net income of C$424 million, with Q4-2010 diluted earnings per share (EPS) up 20 per cent over adjusted diluted EPS of C$0.90 for the final quarter of 2009. (1)

•	Operating income for the fourth quarter of 2010 increased 19 per cent to C$774 million.
•	Fourth-quarter revenues increased 12 per cent to C$2,117 million on strong volume growth.
•	Fourth-quarter operating ratio improved to 63.4 per cent from 65.3 per cent for the 2009 final quarter, based on solid operating efficiencies.
•	Full-year 2010 free cash flow increased to C$1,122 million from C$790 million for 2009. (1)

Net income for full-year 2010 was C$2,104 million, or C$4.48 per diluted share, compared with 2009 net income of C$1,854 million, or C$3.92 per diluted share. The financial results for both years included a number of items that affect the comparability of the results, including, in 2010, an after-tax gain on the sale of CN’s Oakville Subdivision of C$131 million, or C$0.28 per diluted share.

Excluding these items in both years, adjusted 2010 net income was C$1,973 million, or C$4.20 per diluted share, compared with 2009 adjusted net income of C$1,533 million, or C$3.24 per diluted share. Adjusted diluted EPS for 2010 increased by 30 per cent. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s strong fourth-quarter performance capped an impressive year. Operational and service excellence throughout 2010 allowed us to post solid operating metrics while handling a sharp rise in workload with improved reliability for our customers. Innovation, productivity, and supply chain collaboration are clearly paying dividends. These core thrusts are at the heart of our agenda to create value for our customers and shareholders.”

Fourth-quarter carloadings and revenue ton-miles grew by more than 10 per cent, while full-year carloadings were up 18 per cent over 2009 and revenue ton-miles increased by 12 per cent.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s 2010 fourth-quarter and twelve-month net income would have been higher by C$12 million, or C$0.03 per diluted share, and C$103 million, or C$0.22 per diluted share, respectively. (1)

Positive 2011 outlook, increased dividend, and new share buy-back program (2)
Mongeau said: “We believe the North American economy will continue to recover in 2011, but at a slower pace than in 2010, and that global economic conditions will continue to improve. While we expect to face some headwinds from increased depreciation expenses and a higher Canadian dollar, CN is aiming for double-digit growth in 2011 diluted earnings per share (EPS) over adjusted diluted EPS of C$4.20 for 2010. We also expect 2011 free cash flow to be in the order of C$850 million despite higher cash taxes.” (1)

In support of top-line growth for 2011, CN expects to take advantage of continued strong growth in overseas container traffic, metal products and iron ore in domestics markets, and wood pulp and lumber offshore. Other growth opportunities include Canadian metallurgical coal and U.S. thermal coal, increased shipments of petroleum and chemicals, and share gains against truck in domestic intermodal.

CN will also pursue a range of service and productivity initiatives. Focus on network velocity, train efficiency, first-mile/last-mile reliability, and safety are expected to help the Company accommodate volume growth at low incremental cost and with a high level of service quality.

Mongeau added: “With a strong balance sheet and solid prospects for earnings and free cash flow generation, I’m pleased that our Board of Directors has approved a 20 per cent increase in CN’s quarterly common-share dividend and a new share repurchase program to buy back up to 16.5 million CN common shares.”

Fourth-quarter 2010 revenues and expenses
Revenues for the fourth quarter of 2010 increased by 12 per cent to C$2,117 million.  All commodity groups experienced increased revenues: coal (22 per cent), intermodal (17 per cent), grain and fertilizers (13 per cent), metals and minerals (13 per cent), petroleum and chemicals (10 per cent), automotive (10 per cent), and forest products (eight per cent). Revenue ton-miles increased 11 per cent over the fourth quarter of 2009, while rail freight revenue per revenue ton-mile increased by one per cent.

Total operating expenses for the fourth quarter increased by nine per cent to C$1,343 million, with fuel expense up 24 per cent, while labor and fringe benefits expense increased by only two per cent, equipment rents declined six per cent, and casualty and other expense increased by three per cent.

Full-year 2010 revenues and expenses
Revenues for the year increased by 13 per cent to C$8,297 million, mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

All commodity groups saw revenue increases for 2010: coal (29 per cent), automotive (29 per cent), intermodal (18 per cent), metals and minerals (18 per cent), grain and fertilizers (six per cent), petroleum and chemicals (five per cent), and forest products (three per cent). Revenue ton-miles for the year increased by 12 per cent from 2009, while rail freight revenue per revenue ton-mile was flat.

Operating expenses for 2010 increased by six per cent to C$5,273 million, mainly due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses, the impact of Elgin, Joliet and Eastern Railway Company (EJ&E) acquisition-related costs recorded in 2009, and lower equipment rents.

CN’s operating ratio for 2010 was 63.6 per cent, compared with an adjusted operating ratio -- excluding the EJ&E acquisition-related costs -- of 66.7 per cent in 2009, a 3.1-point improvement. (1)

(1)	Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2011 outlook.

Forward-Looking Statements

Certain information included in this news release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN made a number of economic and market assumptions in preparing its 2011 outlook. The Company is forecasting that North American industrial production for the year will increase by about four per cent. CN also expects U.S. housing starts to be about 675,000 units and U.S. motor vehicles sales to be approximately 13 million units for the year. In addition, CN is assuming a weaker 2010/2011 Canadian grain crop, partly offset by a higher carry-over stock. With these assumptions, CN is targeting carload growth in the mid-single digit range, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be around par for 2011, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-95 per barrel. In 2011, CN plans to invest approximately C$1.7 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Year ended
	December 31		December 31

	2010	2009	2010	2009
	(Unaudited)
Revenues	$2,117	$1,882	$8,297	$7,367

Operating expenses
Labor and fringe benefits	423	413	1,744	1,696
Purchased services and material	282	256	1,036	1,027
Fuel	291	234	1,048	820
Depreciation and amortization	220	197	834	790
Equipment rents	62	66	243	284
Casualty and other	65	63	368	344
Total operating expenses	1,343	1,229	5,273	4,961

Operating income	774	653	3,024	2,406

Interest expense	(87)	(95)	(360)	(412)
Other income	12	76	212	267
Income before income taxes	699	634	2,876	2,261

Income tax expense	(196)	(52)	(772)	(407)
Net income	$503	$582	$2,104	$1,854

Earnings per share
Basic	$1.09	$1.24	$4.51	$3.95
Diluted	$1.08	$1.23	$4.48	$3.92

Weighted-average number of shares
Basic	461.1	470.5	466.3	469.2
Diluted	464.8	474.8	470.1	473.5

Certain of the 2009 comparative figures have been restated in order to be consistent with the 2010 presentation.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2010 and December 31, 2009, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2010 and 2009. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2010 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	December 31	December 31
	2010	2009
		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$490	$352
Accounts receivable	775	797
Material and supplies	210	170
Deferred income taxes	53	105
Other	62	66
Total current assets	1,590	1,490

Properties	22,917	22,630
Intangible and other assets	699	1,056

Total assets	$25,206	$25,176

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,366	$1,167
Current portion of long-term debt	540	70
Total current liabilities	1,906	1,237

Deferred income taxes	5,152	5,119
Other liabilities and deferred credits	1,333	1,196
Long-term debt	5,531	6,391

Shareholders' equity:
Common shares	4,252	4,266
Accumulated other comprehensive loss	(1,709)	(948)
Retained earnings	8,741	7,915
Total shareholder's equity	11,284	11,233

Total liabilities and shareholders' equity	$25,206	$25,176

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2010 and December 31, 2009, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2010 and 2009. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2010 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

Subsequent event
On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,270	$4,239	$4,266	$4,179
Stock options exercised and other	15	27	124	87
Share repurchase program	(33)	-	(138)	-
Balance, end of period	$4,252	$4,266	$4,252	$4,266

Accumulated other comprehensive loss
Balance, beginning of period	$(973)	$(288)	$(948)	$(155)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(201)	(114)	(330)	(998)
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	193	113	315	976
Pension and other postretirement benefit plans:
Net actuarial loss arising during the period	(931)	(868)	(931)	(868)
Prior service cost arising during the period	(5)	(2)	(5)	(2)
Amortization of prior service cost included in net
periodic benefit cost	-	3	2	5
Amortization of net actuarial loss included in net
periodic benefit cost (income)	(1)	1	1	2
Derivative instruments	-	-	(1)	-
Other comprehensive loss before income taxes	(945)	(867)	(949)	(885)
Income tax recovery	209	207	188	92
Other comprehensive loss	(736)	(660)	(761)	(793)
Balance, end of period	$(1,709)	$(948)	$(1,709)	$(948)

Retained earnings
Balance, beginning of period	$8,560	$7,452	$7,915	$6,535
Net income	503	582	2,104	1,854
Share repurchase program	(197)	-	(775)	-
Dividends	(125)	(119)	(503)	(474)
Balance, end of period	$8,741	$7,915	$8,741	$7,915

(1)
During the three months and year ended December 31, 2010, the Company issued 0.5 million and 3.4 million common shares, respectively, as a result of stock options exercised and repurchased 3.5 million and 15.0 million common shares, respectively, under its 2010 share repurchase program. At December 31, 2010, the Company had 459.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)
Operating activities
Net income	$503	$582	$2,104	$1,854
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	220	197	834	790
Deferred income taxes	74	(8)	418	138
Gain on disposal of property	-	(69)	(152)	(226)
Changes in operating assets and liabilities:
Accounts receivable	19	41	(3)	39
Material and supplies	59	65	(43)	32
Accounts payable and other	273	(12)	285	(204)
Other current assets	(12)	(9)	13	77
Other, net	(81)	(108)	(457)	(221)
Net cash provided by operating activities	1,055	679	2,999	2,279

Investing activities
Property additions	(762)	(564)	(1,586)	(1,402)
Acquisitions, net of cash acquired	-	-	-	(373)
Disposal of property	1	74	168	231
Other, net	14	57	35	107
Net cash used in investing activities	(747)	(433)	(1,383)	(1,437)

Financing activities
Issuance of long-term debt	-	1	-	1,626
Repayment of long-term debt	(26)	(39)	(184)	(2,109)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	14	24	115	73
Repurchase of common shares	(230)	-	(913)	-
Dividends paid	(125)	(119)	(503)	(474)
Net cash used in financing activities	(367)	(133)	(1,485)	(884)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	1	6	7	(19)
Net increase (decrease) in cash and cash equivalents	(58)	119	138	(61)
Cash and cash equivalents, beginning of period	548	233	352	413
Cash and cash equivalents, end of period	$490	$352	$490	$352

Supplemental cash flow information
Net cash receipts from customers and other	$2,201	$1,965	$8,404	$7,505
Net cash payments for:
Employee services, suppliers and other expenses	(985)	(1,059)	(4,334)	(4,323)
Interest	(102)	(101)	(366)	(407)
Personal injury and other claims	(17)	(26)	(64)	(112)
Pensions	(14)	(48)	(427)	(139)
Income taxes	(28)	(52)	(214)	(245)
Net cash provided by operating activities	$1,055	$679	$2,999	$2,279

Certain of the 2009 comparative figures have been restated in order to be consistent with the 2010 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,896	1,679	7,417	6,632
Gross ton miles (GTM) (millions)	87,813	78,760	341,219	304,690
Revenue ton miles (RTM) (millions)	46,586	41,819	179,232	159,862
Carloads (thousands)	1,190	1,077	4,696	3,991
Route miles (includes Canada and the U.S.)	20,560	21,094	20,560	21,094
Employees (end of period)	22,279	21,501	22,279	21,501
Employees (average for the period)	22,229	21,478	21,967	21,793

Productivity

Operating ratio (%)	63.4	65.3	63.6	67.3
Rail freight revenue per RTM (cents)	4.07	4.01	4.14	4.15
Rail freight revenue per carload ($)	1,593	1,559	1,579	1,662
Operating expenses per GTM (cents)	1.53	1.56	1.55	1.63
Labor and fringe benefits expense per GTM (cents)	0.48	0.52	0.51	0.56
GTMs per average number of employees (thousands)	3,950	3,667	15,533	13,981
Diesel fuel consumed (US gallons in millions)	91.2	83.5	355.7	327.3
Average fuel price ($/US gallon)	2.83	2.49	2.64	2.28
GTMs per US gallon of fuel consumed	963	943	959	931

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.74	2.09	1.71	1.78
Accident rate per million train miles (2)	2.29	3.30	2.03	2.27

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	35.0	36.5	35.0	36.5
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2009 comparative figures have been restated in order to be consistent with the 2010 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31				Year ended December 31
	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2010	2009	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	331	302	10%	13%	1,322	1,260	5%	12%
Metals and minerals	214	189	13%	16%	861	728	18%	27%
Forest products	293	271	8%	11%	1,183	1,147	3%	11%
Coal	149	122	22%	25%	600	464	29%	35%
Grain and fertilizers	401	356	13%	15%	1,418	1,341	6%	11%
Intermodal	400	341	17%	18%	1,576	1,337	18%	20%
Automotive	108	98	10%	13%	457	355	29%	39%
Total rail freight revenues	1,896	1,679	13%	15%	7,417	6,632	12%	18%
Other revenues	221	203	9%	11%	880	735	20%	26%
Total revenues	2,117	1,882	12%	15%	8,297	7,367	13%	19%
Revenue ton miles (millions)
Petroleum and chemicals	7,950	7,270	9%	9%	31,190	29,381	6%	6%
Metals and minerals	4,154	3,507	18%	18%	16,443	12,994	27%	27%
Forest products	7,055	6,910	2%	2%	28,936	27,594	5%	5%
Coal	5,118	4,176	23%	23%	19,766	14,805	34%	34%
Grain and fertilizers	12,700	11,281	13%	13%	44,549	40,859	9%	9%
Intermodal	9,011	8,095	11%	11%	35,803	32,159	11%	11%
Automotive	598	580	3%	3%	2,545	2,070	23%	23%
	46,586	41,819	11%	11%	179,232	159,862	12%	12%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.07	4.01	1%	4%	4.14	4.15	-	5%
Commodity groups:
Petroleum and chemicals	4.16	4.15	-	3%	4.24	4.29	(1%)	6%
Metals and minerals	5.15	5.39	(4%)	(2%)	5.24	5.60	(6%)	1%
Forest products	4.15	3.92	6%	9%	4.09	4.16	(2%)	6%
Coal	2.91	2.92	-	2%	3.04	3.13	(3%)	1%
Grain and fertilizers	3.16	3.16	-	2%	3.18	3.28	(3%)	2%
Intermodal	4.44	4.21	5%	6%	4.40	4.16	6%	8%
Automotive	18.06	16.90	7%	10%	17.96	17.15	5%	13%
Carloads (thousands)
Petroleum and chemicals	136	126	8%	8%	549	511	7%	7%
Metals and minerals	244	224	9%	9%	990	721	37%	37%
Forest products	106	100	6%	6%	423	403	5%	5%
Coal	123	113	9%	9%	499	426	17%	17%
Grain and fertilizers	164	147	12%	12%	579	530	9%	9%
Intermodal	369	321	15%	15%	1,455	1,246	17%	17%
Automotive	48	46	4%	4%	201	154	31%	31%
	1,190	1,077	10%	10%	4,696	3,991	18%	18%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,593	1,559	2%	4%	1,579	1,662	(5%)	-
Commodity groups:
Petroleum and chemicals	2,434	2,397	2%	4%	2,408	2,466	(2%)	4%
Metals and minerals	877	844	4%	7%	870	1,010	(14%)	(7%)
Forest products	2,764	2,710	2%	5%	2,797	2,846	(2%)	6%
Coal	1,211	1,080	12%	14%	1,202	1,089	10%	15%
Grain and fertilizers	2,445	2,422	1%	3%	2,449	2,530	(3%)	2%
Intermodal	1,084	1,062	2%	3%	1,083	1,073	1%	3%
Automotive	2,250	2,130	6%	9%	2,274	2,305	(1%)	6%
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months and year ended December 31, 2010, the Company reported adjusted net income of $503 million, or $1.08 per diluted share and $1,973 million, or $4.20 per diluted share, respectively. The adjusted figures for the year ended December 31, 2010 exclude the gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
For the three months and year ended December 31, 2009, the Company reported adjusted net income of $424 million, or $0.90 per diluted share and $1,533 million, or $3.24 per diluted share, respectively. The adjusted figures for the three months ended December 31, 2009 exclude the gain on sale of the Lower Newmarket subdivision of $69 million or $59 million after-tax ($0.12 per diluted share) and a deferred income tax recovery of $99 million ($0.21 per diluted share), resulting from the enactment of a lower provincial corporate income tax rate. The adjusted figures for the year ended December 31, 2009 exclude the gain on sale of the Lower Newmarket subdivision of $69 million or $59 million after-tax ($0.12 per diluted share); the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share); EJ&E acquisition-related costs of $49 million or $30 million after-tax ($0.06 per diluted share); and a deferred income tax recovery of $157 million ($0.33 per diluted share), of which $126 million ($0.27 per diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment and $15 million ($0.03 per diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2010 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2010 and 2009, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2010			December 31, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,117	$-	$2,117	$8,297	$-	$8,297
Operating expenses	1,343	-	1,343	5,273	-	5,273
Operating income	774	-	774	3,024	-	3,024
Interest expense	(87)	-	(87)	(360)	-	(360)
Other income	12	-	12	212	(152)	60
Income before income taxes	699	-	699	2,876	(152)	2,724
Income tax expense	(196)	-	(196)	(772)	21	(751)
Net income	$503	$-	$503	$2,104	$(131)	$1,973
Operating ratio	63.4%		63.4%	63.6%		63.6%
Basic earnings per share	$1.09	$-	$1.09	$4.51	$(0.28)	$4.23
Diluted earnings per share	$1.08	$-	$1.08	$4.48	$(0.28)	$4.20

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Year ended
	December 31, 2009			December 31, 2009

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,882	$-	$1,882	$7,367	$-	$7,367
Operating expenses	1,229	-	1,229	4,961	(49)	4,912
Operating income	653	-	653	2,406	49	2,455
Interest expense	(95)	-	(95)	(412)	-	(412)
Other income	76	(69)	7	267	(226)	41
Income before income taxes	634	(69)	565	2,261	(177)	2,084
Income tax expense	(52)	(89)	(141)	(407)	(144)	(551)
Net income	$582	$(158)	$424	$1,854	$(321)	$1,533
Operating ratio	65.3%		65.3%	67.3%		66.7%
Basic earnings per share	$1.24	$(0.33)	$0.91	$3.95	$(0.68)	$3.27
Diluted earnings per share	$1.23	$(0.33)	$0.90	$3.92	$(0.68)	$3.24

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rates for the three months and year ended December 31, 2010 were 1.01 and 1.03, respectively, and 1.06 and 1.14, respectively, for 2009.
On a constant currency basis, the Company’s 2010 fourth quarter and twelve-month net income would have been higher by $12 million, or $0.03 per diluted share and $103 million, or $0.22 per diluted share, respectively. The following table presents a reconciliation of 2010 net income as reported to net income on a constant currency basis:

	Three months ended	Year ended
In millions	December 31, 2010	December 31, 2010

Net income, as reported	$503	$2,104
Add back:
Negative impact due to the strengthening Canadian dollar included in net income	9	70
Add:
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	3	33
Impact of foreign exchange using constant currency rates	12	103
Net income, on a constant currency basis	$515	$2,207

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $184 million and $1,122 million of free cash flow for the three months and year ended December 31, 2010, respectively, compared to $133 million and $790 million for the same periods in 2009, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2010	2009	2010	2009

Net cash provided by operating activities	$1,055	$679	$2,999	$2,279
Net cash used in investing activities	(747)	(433)	(1,383)	(1,437)
Net cash provided before financing activities	308	246	1,616	842

Adjustments:
Change in accounts receivable securitization	-	-	2	68
Dividends paid	(125)	(119)	(503)	(474)
Acquisition of EJ&E	-	-	-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	1	6	7	(19)
Free cash flow	$184	$133	$1,122	$790

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 25, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel